UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                                                       AXA
(Name of Issuer)

                                              Ordinary Shares of euro 2.29 each
(Title of Class of Securities)

                                                           Not Applicable
(CUSIP Number)

George Stansfield
General Counsel
AXA
25 avenue Matignon
75008 Paris, France
011-33-1-40-75-72-75

with a copy to:
Philip J. Boeckman
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
______________________________011-44-20-7453-1000______________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 26, 2004
___________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. Finaxa I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,338,096 Shares (representing 640,537,548 votes)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 336,338,096 Shares (including 74,199,345 Shares beneficially owned by subsidiaries)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,338,096 Shares (including 74,199,345 Shares beneficially owned by subsidiaries). See Items 4 and 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.0% of the Shares, representing 28.2% of the voting power
14.	Type of Reporting Person (See Instructions) HC

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1.	Names of Reporting Persons AXA Assurances I.A.R.D. Mutuelle I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,202,064 Shares (representing 43,098,124 votes)
	8.	Shared Voting Power See Items 5(a) and 5(b)
	9.	Sole Dispositive Power 22,202,064 Shares
	10.	Shared Dispositive Power See Items 5(a) and 5(b)
11.
Aggregate Amount Beneficially Owned by Each Reporting Person                 388,297,657 Shares (including possible indirect beneficial ownership through Finaxa and deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.5% of the Shares, representing 32.7% of the voting power
14.	Type of Reporting Person (See Instructions) IC

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1.	Names of Reporting Persons. AXA Assurances Vie Mutuelle I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,853,251 Shares (representing 36,597,487 votes)
	8.	Shared Voting Power See Items 5(a) and 5(b)
	9.	Sole Dispositive Power 18,853,251 Shares
	10.	Shared Dispositive Power See Items 5(a) and 5(b)
11.
Aggregate Amount Beneficially Owned by Each Reporting Person          388,297,657 Shares (including possible indirect beneficial ownership through Finaxa and deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.5% of the Shares, representing 32.7% of the voting power
14.	Type of Reporting Person (See Instructions) IC

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1.	Names of Reporting Persons. AXA Courtage Assurance Mutuelle I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,904,246 Shares (representing 21,167,066 votes)
	8.	Shared Voting Power See Items 5(a) and 5(b)
	9.	Sole Dispositive Power 10,904,246 Shares
	10.	Shared Dispositive Power See Items 5(a) and 5(b)
11.
Aggregate Amount Beneficially Owned by Each Reporting Person     388,297,657 Shares (including possible indirect beneficial ownership through Finaxa and deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.5% of the Shares, representing 32.7% of the voting power
14.	Type of Reporting Person (See Instructions) IC

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  This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 1996, by Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, as amended by Amendment No. 1 to the Schedule 13D filed on February 4, 1997 and Amendment No. 2 to the Schedule 13D filed on September 8, 2000. The Schedule 13D is amended and restated as follows:

ITEM 1. SECURITY AND ISSUER

  The equity securities to which the statement relates are the Ordinary Shares, nominal value euro 2.29 each (the “Ordinary Shares”), of AXA, a société anonyme organized under the laws of the Republic of France (“AXA”), which Ordinary Shares also trade in the United States in the form of American Depositary Shares (“ADSs”, each of which represents one Ordinary Share) directly evidenced by American Depositary Receipts (“ADRs”) (both the Ordinary Shares held in ADR form and those held directly in their local form are collectively referred to as the “Shares”). The principal executive offices of AXA are located at 25 avenue Matignon, 75008 Paris, France.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement of Beneficial Ownership on Schedule 13D was originally filed by (i) Finaxa, a société anonyme organized under the laws of the Republic of France (“Finaxa”), and (ii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle and Alpha Assurances I.A.R.D. Mutuelle. Subsequent to such filing, (i) Uni Europe Assurance Mutuelle changed its name to “AXA Courtage Assurance Mutuelle”, (ii) Alpha Assurances I.A.R.D. Mutuelle merged with and into Alpha Assurances Vie Mutuelle, (iii) Alpha Assurances Vie Mutuelle changed its name to “AXA Conseil Vie Assurance Mutuelle” and (iv) AXA Conseil Vie Assurance Mutuelle merged with and into AXA Assurances Vie Mutuelle. As used hereinafter, the term “Mutuelles AXA” shall be deemed to refer to AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, collectively, and any successors thereto. Finaxa and the Mutuelles AXA are collectively referred to herein as the “Reporting Persons”.

Finaxa is a holding company. The address of Finaxa’s principal business and office is 23 avenue Matignon, 75008 Paris, France. As of October 28, 2004, 65.72% of the outstanding shares (representing 75.39% of the voting power) of Finaxa were beneficially owned by the Mutuelles AXA (one of which, AXA Assurances I.A.R.D. Mutuelle, owned 38.50% of the outstanding shares, representing 44.19% of the voting power), and 20.90% of the outstanding shares (representing 13.04% of the voting power) of Finaxa were beneficially owned by BNP Paribas, a French financial institution engaged in banking and related activities. The remainder of Finaxa’s outstanding shares are publicly traded.

Each of the Mutuelles AXA is a mutual insurance company organized under the laws of the Republic of France. The address of the principal business office of each of the Mutuelles AXA is 26 rue Drouot, 75009 Paris, France.

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The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers of Finaxa and each of the Mutuelles AXA, and the members of Finaxa’s and each of the Mutuelles AXA’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth on Exhibits 1, 2, 3 and 4 hereto. None of the Reporting Persons nor, to the best knowledge of any Reporting Person, any natural person named in Exhibits 1, 2, 3 or 4 has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 9,1996, the Mutuelles AXA and Finaxa exercised the rights of first refusal granted to them under an agreement with Generali and purchased 12,061,937 Ordinary Shares from a subsidiary of Generali. AXA Assurances I.A.R.D. Mutuelle financed its acquisition of Ordinary Shares with proceeds of FF 383.0 million from the sale to Goldman Sachs International (“Goldman Sachs”) of 244,744 AXA 6% convertible bonds due January 1, 2001 (the “AXA 6% Bonds”). AXA Courtage Assurance Mutuelle financed its acquisition of Ordinary Shares with proceeds of FF 152.7 million from the sale to Goldman Sachs of 97,561 AXA 6% Bonds. Finaxa financed its acquisition of Ordinary Shares with working capital, proceeds of FF 714.3 million from the sale of 456,446 AXA 6% Bonds to Goldman Sachs and drawings under three committed lines of credit.

On May 24, 2000, Finaxa and its subsidiaries subscribed for 6,679,567 Ordinary Shares, as described in Item 4 below, for an aggregate consideration of €821,586,741. Finaxa paid such consideration with funds from short-term bank loans. On May 24, 2000, AXA Assurances I.A.R.D. Mutuelle subscribed for 359,765 Ordinary Shares for an aggregate consideration of €44,251,095. AXA Assurances Vie Mutuelle subscribed for 161,124 Ordinary Shares for an aggregate consideration of €19,818,252. AXA Courtage Assurance Mutuelle subscribed for 197,362 Ordinary Shares for an aggregate consideration of €24,275,562. AXA Conseil Vie Assurance Mutuelle subscribed for 180,111 Ordinary Shares for an aggregate consideration of €22,153,653. Each of the Mutuelles AXA paid such consideration with funds from available capital and short-term borrowings.

Since May 24, 2000, the Reporting Persons have financed their acquisitions of Ordinary Shares described in Item 4 below with funds from available capital, short term intra-group borrowings and drawings under committed lines of credit.

ITEM 4. PURPOSE OF TRANSACTION.

Background Information on Transactions

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In 1988, Les Mutuelles Unies, a group of several French regional mutual insurance companies that were the predecessors of the Mutuelles AXA, acting together, transferred their interests in their insurance businesses to Compagnie du Midi, a French holding company, predecessor of AXA, owning insurance and financial services companies in France and other countries in Western Europe. In exchange, Les Mutuelles Unies received a substantial interest in Ordinary Shares.

In 1990, the name of Compagnie du Midi was changed to AXA. In the same year, Les Mutuelles Unies contributed most of their Ordinary Shares (held through Finaxa) and Assicurazioni Generali S.p.A., an Italian corporation ("Generali"), contributed its Ordinary Shares to Midi Participations, a new intermediate holding company organized in France, in exchange for shares of Midi Participations.

In 1991, Les Mutuelles Unies and the mutual companies associated with the former Compagnie du Midi were reorganized into the entities that are now the Mutuelles AXA.

On May 9, 1996, Midi Participations was merged into AXA. Finaxa received 48,847,835 Ordinary Shares and subsidiaries of Generali received 30,753,165 Ordinary Shares, 10,000,000 of which were exchanged for all the capital stock held by certain subsidiaries of AXA in GME, a Dutch holding company controlled by Generali.

In July 1996, a subsidiary of AXA sold 4,600,000 Ordinary Shares in concurrent offerings in the United States and to institutional investors outside the United States and France.

On September 9, 1996, the Mutuelles AXA and Finaxa exercised the rights of first refusal granted to them under an agreement with Generali and purchased 12,061,937 Ordinary Shares from a subsidiary of Generali. As a result, AXA Assurances I.A.R.D. Mutuelle purchased 1,331,064 Ordinary Shares, AXA Courtage Assurance Mutuelle purchased 530,595 Ordinary Shares and Finaxa purchased 10,200,278 Ordinary Shares, in each case, at a purchase price of FF 285 per Ordinary Share. An indirect subsidiary of AXA purchased 8,691,228 Ordinary Shares which represented the balance of the Ordinary Shares owned by Generali and its subsidiaries for the same purchase price per Ordinary Share. As a result of these transactions, the Mutuelles AXA, as a group, directly beneficially owned 12,730,184 Shares and Finaxa beneficially owned 73,211,608 Shares.

In May 1997, Finaxa converted 418,118 AXA 6% Bonds it owned into 2,153,308 Ordinary Shares following its exercise of the option granted by AXA to holders of the AXA 6% Bonds to convert each such bond into 5.15 Ordinary Shares.

On May 3, 2000, AXA granted to each holder of Ordinary Shares preferential subscription rights (“Subscription Rights”) entitling such holder to purchase one newly issued Ordinary Share for each 12 Ordinary Shares held by such holder at a price of €123 per Ordinary Share. In the aggregate, AXA granted Subscription Rights to purchase 30,232,756 Ordinary Shares, to be exercised between May 11, 2000 and May 24, 2000. Finaxa subscribed for 6,679,567 Ordinary Shares, AXA Assurances I.A.R.D. Mutuelle subscribed for 366,341 Ordinary Shares, AXA Assurances Vie Mutuelle subscribed to 164,069 Ordinary Shares, AXA

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Courtage Assurance Mutuelle subscribed to 200,969 Ordinary Shares, and AXA Conseil Vie Assurance Mutuelle was granted Subscription Rights to subscribe for 183,403 Ordinary Shares.

        On September 21, 2000, Finaxa purchased 60,149 Ordinary Shares in the open market at a price of €149.03 per Ordinary Share. On September 29, 2000, Finaxa purchased 61,701 Ordinary Shares in the open market at a price of €148.00 per Ordinary Share.

On January 1, 2001, AXA’s 4.5% Convertible Bonds (issued in October 1995 in connection with its acquisition of Abeille Re) were mandatorily converted into Ordinary Shares pursuant to their terms. AXA converted an aggregate principal amount of €320 million of such 4.5% Convertibles Bonds into 7,175,000 Ordinary Shares. As a result of this mandatory conversion, AXA Assurances Vie Mutuelle received 547,075 Ordinary Shares.

On May 9, 2001, AXA’s shareholders approved a 4-for-1 stock split of AXA’s outstanding Ordinary Shares, effective May 16, 2001.

On June 21, 2002, Finaxa purchased 500,000 Ordinary Shares in the open market at a price of €18.26 per Ordinary Share. On June 25, 2002, Finaxa purchased 60,000 Ordinary Shares in the open market at a price of €17.71 per Ordinary Share. On each of July 2, 7, 8 and 16, 2002, respectively, Finaxa purchased 500,000 Ordinary Shares in the open market at a price of €16.84, €17.22, €16.24 and €15.40 per Ordinary Share, respectively.

On March 3, 2003, holders of Finaxa bonds exchangeable for 4.04 Ordinary Shares exercised their option to exchange each such bond. As a result of such exercise, Finaxa delivered 173,044 Ordinary Shares to such holders.

On September 3, 2003, Finaxa sold 1,000,000 Ordinary Shares in the open market at a price of €17.05 per Ordinary Share.

On September 22, 2003, in order to finance the acquisition of the MONY group by AXA Financial, Inc., an indirect AXA subsidiary, AXA granted to each holder of Ordinary Shares one warrant to subscribe for bonds redeemable in Ordinary Shares or cash (each, a “Bond”) at a price of €12.75 per Bond, with 16 warrants carrying the right to subscribe for one Bond. Finaxa was granted warrants to subscribe to 19,828,691 Bonds, AXA Assurances I.A.R.D. Mutuelle was granted warrants to subscribe to 1,306,004 Bonds, AXA Assurances Vie Mutuelle was granted warrants to subscribe to 1,109,015 Bonds and AXA Courtage Assurance Mutuelle was granted warrants to subscribe to 641,426 Bonds. Each of the Reporting Persons exercised the totality of the warrants granted to them.

On December 16, 2003, Finaxa sold 500,000 Ordinary Shares in the open market at a price of €16.48 per Ordinary Share. On December 19, 2003, Finaxa sold 250,000 Ordinary Shares in the open market at a price of €16.35 per Ordinary Share. On December 22, 2003, Finaxa sold 250,000 Ordinary Shares in the open market at a price of €16.25 per Ordinary Share.

On July 22, 2004, AXA redeemed the Bonds in Ordinary Shares (one Bond being redeemed for one Ordinary Share). As a result, Finaxa received 19,828,691 Ordinary Shares, AXA Assurances I.A.R.D. Mutuelle received 1,306,004 Ordinary Shares, AXA Assurances Vie

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Mutuelle received 1,109,015 Ordinary Shares and AXA Courtage Assurance Mutuelle received 641,426 Ordinary Shares.

On November 26, 2004, Finaxa acquired an aggregate of 6,749,953 Ordinary Shares from indirect subsidiaries of AXA in a block trade at a price of €17.715 per Ordinary Share.

Purpose of the Transactions

Each time the Reporting Persons completed transactions affecting their beneficial ownership in Shares (as described in the preceding section of this Item 4), they did so either because they considered the purchase price attractive or to maintain their direct and indirect control over AXA. It is the current intention of the Reporting Persons to maintain their aggregate voting power at or about its current level. However, the Reporting Persons reserve the right, depending upon the circumstances, to dispose of any of or all the Shares directly or indirectly beneficially owned by one or more of them, or to acquire additional Shares.

Except as described in this statement, the Reporting Persons do not have any current plans or proposals which relate to or would result in:

(a)  The acquisition by any person of additional securities of AXA, or the disposition of securities of AXA;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AXA or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of AXA or any of its subsidiaries;

(d)  Any change in the present board of directors or management of AXA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of AXA;

(f)  Any other material change in AXA's business or corporate structure;

(g)  Changes in AXA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AXA by any person;

(h)  Causing a class of securities of AXA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of AXA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right, depending on the circumstances, to consider plans or proposals in the future which relate to or would result in one or more of the actions enumerated above and to seek to implement any such plans or proposals at such time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) After giving pro forma effect to Finaxa’s acquisition of 6,749,953 Shares on November 26, 2004, Finaxa directly and indirectly beneficially owned 336,338,096 Shares as of October 28, 2004 (18.0% of the Shares, representing 28.2% of the voting power) (none of these Shares were Shares that it directly or indirectly had the right to acquire presently or within 60 days). Such Shares include 74,199,345 Shares beneficially owned by subsidiaries of Finaxa.

As of October 28, 2004, AXA Assurances I.A.R.D. Mutuelle directly beneficially owned 22,202,064 Shares (1.2% of the Shares, representing 1.9% of the voting power), AXA Assurances Vie Mutuelle directly beneficially owned 18,853,251 Shares (1.0% of the Shares, representing 1.6% of the voting power) and AXA Courtage Assurance Mutuelle directly beneficially owned 10,904,246 Shares (0.6% of the Shares, representing 0.9% of the voting power). Accordingly, the Mutuelles AXA, as a group, directly beneficially owned 51,959,561 Shares as of such date (2.7% of the Shares, representing 4.4% of the voting power). In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of all the Shares beneficially owned by Finaxa.

As of October 28, 2004, after giving pro forma effect to Finaxa’s acquisition of 6,749,953 Shares on November 26, 2004, AXA and its subsidiaries owned 21,835,499 Shares which have no voting rights while so owned and that are not included in the Shares beneficially owned by any of the Reporting Persons.

To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person’s Conseil d’Administration beneficially owns any Shares other than as indicated on Exhibits 1 through 4.

(b) To the best knowledge of the Reporting Persons, the executive officers of the Reporting Persons and members of the Conseil d’Administration of each Reporting Person have the right to exercise all voting rights with respect to the Shares owned by each of them respectively, as described in Item 5(a) above.

(c) The Reporting Persons have not effected any transaction in the Shares during the past 60 days other than as indicated in Item 4 above.  To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person’s Conseil d’Administration has effected any transaction in the Shares during the past 60 days other than as indicated on Exhibit 5.

(d) Not applicable.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this statement, there are not any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other persons with respect to the securities of AXA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Material To Be Filed as Exhibits

Exhibit 1    Information with respect to Executive Officers of Finaxa and Members of Finaxa's Conseil d'Administration

Exhibit 2    Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 3    Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 4    Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration

Exhibit 5    Transactions Effected by Persons Named in Exhibits 1 through 4 within the last 60 days.

Exhibit 6    Filing Agreement with respect to Schedule 13D among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Finaxa[1] By: /s/ Claude Bébéar Name: Claude Bébéar Title: President Directeur General
 Date: December 1, 2004

1 Pursuant to the Filing Agreement with respect to Schedule 13D among the Reporting Persons filed as Exhibit 6 hereto, this statement on Schedule 13D is filed by Finaxa on behalf of each of Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle.

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EXHIBIT 1

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS OF FINAXA AND MEMBERS OF FINAXA’S CONSEIL D’ADMINISTRATION

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of, and (v) the number of Shares beneficially owned, directly or through associates, by each of the executive officers of Finaxa and the members of Finaxa’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth below. Unless otherwise indicated, each such executive officer or member of Conseil d’Administration has sole power to vote and dispose of the Shares beneficially owned.

Name	Residence or Business Address	Present Principal Occupation	Country of Citizenship	Number of Shares beneficially owned directly or through associates	Number of Shares which there is a right to acquire within 60 days directly or through associates
Claude Bébéar	25 avenue Matignon 75008 Paris France	Chairman of the Conseil de Surveillance of AXA	France	1,459,249	930,847
Henri de Castries	25 avenue Matignon 75008 Paris France	CEO of AXA	France	5,224,896	4,865,600 Ordinary Shares 284,796 ADRs
Michel François-Poncet	16, rue de Varenne, 75007 Paris, France	Vice-Chairman of the board of directors of BNP-Paribas, 3, rue d’Antin, 75002, Paris, France	France	1,700	None
Henri Hottinguer	Freudenberg 2, Rotkreuz, Zug, 6343 Switzerland	Chairman of the board and CEO Financiere Hottinger 43, rue Taitbout, 75009, Paris, France	France, Switzerland	61,871	None
Paul Hottinguer	Dreikonigstrasse 55, Zurich 8027, Switzerland	Chairman of the board of directors of Finaxa	France	approx. 1,200	None
Henri Lachmann	Schneider Electric 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	Chairman and CEO of Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	France
Christian Manset	29 rue des Marroniers, 75016 Paris France	Chairman of Compagnie Financiere Ottomane, 10 Bd Royal, 12449, Luxembourg	France
AXA Assurances Iard Mutuelle représenté par Octave Manset	26, rue Drouot, 75009 Paris, France	N/A	France	See Item 5 of Schedule 13D	None
Pierre de Waziers	42bis rue de Bourgogne 75007 Paris France	Gerant of Societe Gramont, 8 rue Sainte Lucie, 75015, Paris, France	France

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EXHIBIT 2

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS OF AXA ASSURANCES I.A.R.D. MUTUELLE AND MEMBERS OF AXA ASSURANCES I.A.R.D. MUTUELLE’S CONSEIL D’ADMINISTRATION

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers of AXA Assurances I.A.R.D. Mutuelle and the members of AXA Assurances I.A.R.D. Mutuelle’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth below. Unless otherwise indicated, each such executive officer or member of Conseil d’Administration has sole power to vote and dispose of the Shares beneficially owned.

Name	Business Address	Present Principal Occupation	Country of Citizenship	Number of Shares beneficially owned directly or through associates	Number of Shares which there is a right to acquire within 60 days directly or through associates
ASSSE représenté par Jean-Pierre Chaffin	Fédération de la Métallurgie CFE CGC 5 rue de la Bruyère 75009 Paris France	N/A	France	None	None
Claude Bébéar	25 avenue Matignon 75008 Paris, France	Chairman of the Conseil de Surveillance of AXA	France	1,459,249	930,847
Henri de Castries	25 avenue Matignon 75008 Paris, France	CEO of AXA	France	5,224,896	4,865,600 Ordinary Shares 284,796 ADRs
Francis Cordier	3 rue C Groulard 76000 Rouen France	Retired	France	1,462	None
Jacques Gobert	21 rue Gustave Nadaud 13012 Marseilles France	Lawyer, 32, rue Grignan, 13001 Marseilles	France
Henri Lachmann	Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	Chairman and CEO of Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	France	7,060	None
Frédéric Lucet	9 boulevard de la Madeleine 75001 Paris France	President of Actionspheres, 9 boulevard de la Madeleine, 75009, Paris, France	France	702	None
Octave Manset	75 rue de la Tour 75016 Paris France	Head of Investors’ Relations of BMW France, 3, avenue Ampere, Montigny-le-Bretonneux, 78886, St. Quentin-Yvelines Cedex, France	France	580	None
Alain de Marcellus	10 rue Chomel 75007 Paris France	Manager of Group Financial Services CGEY Group, Cap Gemini Services, 11 rue de Tilsitt, 75017, Paris, France	France	None	None
Francois Pierson	AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	CEO of AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	France	1,614,280	1,606,280
Olivier Riché	47 rue de Verneuil 75007 Paris France	CEO of COFITEM-COFIMUR, 184 rue de la Pompe, 75116, Paris, France	France
Francis Vaudour	108 Chemin des Cottes 76130 Mont Saint Aignan France	CEO of Segafredo Zanetti S.A., 14 boulevard Industriel, 76300 Sotteville les Rouen, France	France	400	None
Pierre de Waziers	8 rue Sainte Lucie 75015 Paris, France	Gerant of Societe Gramont, 8 rue Sainte Lucie, 75015, Paris, France	France

16

EXHIBIT 3

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS OF AXA ASSURANCES VIE MUTUELLE AND MEMBERS OF AXA ASSURANCES VIE MUTUELLE’S CONSEIL D’ADMINISTRATION

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers of AXA Assurances Vie Mutuelle and the members of AXA Assurances Vie Mutuelle’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth below. Unless otherwise indicated, each such executive officer or member of Conseil d’Administration has sole power to vote and dispose of the Shares beneficially owned.

Name	Business Address	Present Principal Occupation	Country of Citizenship	Number of Shares beneficially owned directly or through associates	Number of Shares which there is a right to acquire within 60 days directly or through associates
ASSSE représenté par Jean-Pierre Chaffin	Fédération de la Métallurgie CFE CGC5 rue de la Bruyère 75009 Paris France	N/A	France	None	None
Claude Bébéar	25 avenue Matignon 75008 Paris, France	Chairman of the Conseil de Surveillance of AXA	France	1,459,249	930,847
Henri de Castries	25 avenue Matignon 75008 Paris, France	CEO of AXA	France	5,224,896	4,865,600 Ordinary Shares 284,796 ADRs
Henri Lachmann	Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	Chairman and CEO of Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	France	7,060	None
Frédéric Lucet	9 boulevard de la Madeleine, 75009, Paris, France	President of Actionspheres, 9 boulevard de la Madeleine, 75009, Paris, France	France	702	None
Octave Manset	75 rue de la Tour 75016 Paris France	Head of Investors’ Relations of BMW France, 3, avenue Ampere, Montigny-le-Bretonneux, 78886, St. Quentin-Yvelines Cedex, France	France	580	None
Alain de Marcellus	10 rue Chomel 75007 Paris, France	Manager of Group Financial Services CGEY Group, Cap Gemini Services, 11 rue de Tilsitt, 75017, Paris, France	France	None	None
Dominique Paillet	9 route de Vienne 38090 Vaulx-Milieu, France	N/A	France	None	None
Francois Pierson	AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	CEO of AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	France	1,614,280	1,606,280
Olivier Riché	47 rue de Verneuil 75007 Paris France	CEO of COFITEM-COFIMUR, 184 rue de la Pompe, 75116, Paris, France	France
François Richer	68 rue de Rome 75008 Paris France	Retired	France	None	None
Georges Rousseau	178, route de Videmare, Le Hameau de Verguetot, Oudalle, 76430 France	Retired	France
Pierre de Waziers	42bis rue de Bourgogne 75007 Paris, France	Gerant of Societe Gramont, 8 rue Sainte Lucie, 75015, Paris, France	France

17

EXHIBIT 4

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS OF AXA COURTAGE ASSURANCE MUTUELLE AND MEMBERS OF AXA COURTAGE ASSURANCE MUTUELLE’S CONSEIL D’ADMINISTRATION

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers of AXA Courtage Assurance Mutuelle and the members of AXA Courtage Assurance Mutuelle’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth below. Unless otherwise indicated, each such executive officer or member of Conseil d’Administration has sole power to vote and dispose of the Shares beneficially owned.

Name	Business Address	Present Principal Occupation	Country of Citizenship	Number of Shares beneficially owned directly or through associates	Number of Shares which there is a right to acquire within 60 days directly or through associates
ASSSE représenté par Jean-Pierre Chaffin	Fédération de la Métallurgie CFE CGC5 rue de la Bruyère 75009 Paris France	N/A	France	None	None
Claude Bébéar	25 avenue Matignon 75008 Paris France	Chairman of the Conseil de Surveillance of AXA	France	1,459,249	930,847
Henri de Castries	25 avenue Matignon 75008 Paris France	CEO of AXA	France	5,224,896	4,865,600 Ordinary Shares 284,796 ADRs
Francis Cordier	3 rue C Groulard 76000 Rouen, France	Retired	France	1,462	None
Gérard Coutelle	7 rue Gounod 75017 Paris France	Retired	France	31,500	None
Henri Lachmann	Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	Chairman and CEO of Schneider Electric, 43-45 Bld Franklin Roossevelt BP 236 92504 Rueil -Malmaison France	France	7,060	None
Frédéric Lucet	9 boulevard de la Madeleine 75001 Paris France	President of Actionspheres, 9 boulevard de la Madeleine, 75009, Paris, France	France	702	None
Octave Manset	75 rue de la Tour 75016 Paris France	Head of Investors’ Relations of BMW France, 3, avenue Ampere, Montigny-le-Bretonneux, 78886, St. Quentin-Yvelines, France	France	580	None
Alain de Marcellus	10 rue Chomel 75016 Paris France	Manager of Group Financial Services CGEY Group, Cap Gemini Services, 11 rue de Tilsitt, 75017, Paris, France	France	None	None
Francois Pierson	AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	CEO of AXA France, Tour AXA, 1 place des Saisons, 92400 Courbevoie France	France	1,614,280	1,606,280
Olivier Riché	47 rue de Verneuil 75007 Paris France	CEO of COFITEM-COFIMUR, 184 rue de la Pompe, 75116, Paris, France	France
Renaud Strichenberger	6 rue de la Ferme 92200 Neuilly sur Seine France	Lawyer, Partner of Bredin, Pratt, 130 rue du Faubourg St Honore, 75008, Paris, France	France	1080	None
Pierre de Waziers	42bis rue de Bourgogne 75007 Paris France	Gerant of Societe Gramont, 8 rue Sainte Lucie, 75015, Paris, France	France

18

EXHIBIT 5

TRANSACTIONS EFFECTED BY PERSONS NAMED IN EXHIBITS 1 THROUGH 4 WITHIN THE LAST 60 DAYS

Name	Type of Transaction	Date	Number of Shares	Price
Francis Vaudour	Sale in the open market	10/8/04	400	€17.13

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EXHIBIT 6

FILING AGREEMENT WITH RESPECT TO SCHEDULE 13D

The undersigned hereby agree that any statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to the Ordinary Shares of EUR 2.29 each, of AXA, a sociēté anonyme organized under the laws of France, may be filed by Finaxa on behalf of each of the undersigned.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 1st day of December, 2004.

FINAXA
BY
/S/ FRANCOIS PIERSON
NAME: FRANCOIS PIERSON
TITLE: DIRECTEUR GENERAL

AXA ASSURANCES I.A.R.D. MUTUELLE,
BY
/S/ FRANCOIS PIERSON
NAME: FRANCOIS PIERSON
TITLE: DIRECTEUR GENERAL

AXA ASSURANCES VIE MUTUELLE,
BY
/S/ FRANCOIS PIERSON
NAME: FRANCOIS PIERSON
TITLE: DIRECTEUR GENERAL

AXA COURTAGE ASSURANCE MUTUELLE,
BY
/S/ FRANCOIS PIERSON
NAME: FRANCOIS PIERSON
TITLE: DIRECTEUR GENERAL

20